EX-(d)(4)(b)(i)

AMENDMENT TO SCHEDULE A OF

SUB-ADVISORY AGREEMENT

LINCOLN VARIABLE INSURANCE PRODUCT TRUST

THIS AMENDMENT TO SCHEDULE A, made this 1st day of October, 2016 is between Lincoln Investment Advisors Corporation, a Tennessee corporation with offices at 1300 South Clinton Street, Fort Wayne, Indiana, 46802 (“Lincoln Investment Advisors”) and BAMCO, INC., 767 Fifth Avenue, New York, New York 10153 (“BAMCO”).

Recitals

1.    Lincoln Investment Advisors currently serves as investment adviser to the Lincoln Variable Insurance Products Trust (the “Trust”);

2.    Lincoln Investment Advisors has contracted with BAMCO to serve as sub-adviser to the LVIP Baron Growth Opportunities Fund (the “Fund”) pursuant to an Investment sub-advisory Agreement dated June 5, 2007;

3.    The Trust and Lincoln Investment Advisors have received an Exemptive order from the Securities and Exchange Commission permitting them to hire sub-advisers and materially amend sub-advisory agreements without shareholder approval;

4.    BAMCO and Lincoln Investment Advisors have agreed to reduce the sub-advisory fee on the sub-advisory Agreement and that the Fund will be co-managed with Ron Baron serving as the lead portfolio manager and a co-manager chosen by BAMCO at its discretion.

Representations

A.    BAMCO represents that it will not reduce the quality or quantity of its services to the Fund under the Agreement as a result of the reduced fee schedule contained in this Amendment, however BAMCO makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the Fund or that the Fund will perform comparably with any standard or index, including other clients of BAMCO.

B.    Lincoln Investment Advisors represents and warrants that: (1) it will not reduce the quality or quantity of its services to the Fund under the Agreement as a result of the reduced fee schedule contained in this Amendment; (ii) approval of this revised fee schedule has been obtained from the Trust’s Board of Directors at an in-person meeting held September 12-13, 2016; and (iii) the terms of this Amendment comply with the terms and conditions of the Exemptive order.

EX-(d)(4)(b)(i)

Amendment

Now therefore, for good and valuable consideration, receipt where of is hereby acknowledged, the parties agree as follows:

1.    The Recitals are incorporated herein and made a part hereof.

2.    The Representations made herein are incorporated and made a part hereof.

3.    Schedule A shall be deleted and replaced with the attached amended Schedule A effective October 1, 2016, to reflect a reduction in the sub-advisory fee for the Fund paid by Lincoln Investment Advisors to BAMCO.

4.    The Agreement, as amended by This Amendment, is ratified and confirmed.

5.    This Amendment may be executed in two or more counterparts which together shall constitute one instrument.

LINCOLN INVESTMENT ADVISORS CORPORATION

By:	/s/ Kevin J. Adamson

Name: Kevin J. Adamson

Title: Vice President

BAMCO, INC.

By:	/s/ Patrick M. Patalino

Name: Patrick J. Adamson

Title: General Counsel

EX-(d)(4)(b)(i)

Schedule A

Effective October 1, 2016

Name of Fund	Annual Fee as a Percentage of Average Daily Net Assets
LVIP Baron Growth Opportunities Fund	REDACTED